December 20, 2001

Mr. Alex Shukhman
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:
    GeoPetro Resources Company ("Company")
    Form 10-SB
    File No. 1-16749

Dear Mr. Shukhman:

    The purpose of this letter is to request the issuance of an order by the Securities and Exchange Commission ("Commission") withdrawing the Registration Statement on Form 10-SB ("Registration Statement") filed by the Company with the Commission on October 24, 2001.

    The filing of the Registration Statement by the Company pursuant to Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") was voluntary and not required under the Exchange Act due to the fact that the current number of shareholders of record holding shares of the Company's common stock, which is the class of securities being registered under the Registration Statement, is less than 300.

    In effect, Rule 12g-3 generally requires there are at least 300 shareholders of record owning the securities of the class being registered. Rule 12g-4, as adopted under the Exchange Act, provides that upon certification that the class of securities subject to a registration under Section 12(g) of the Exchange Act is held of record by less than 300 shareholders, such registration statement will be terminated.

    The Company's management has decided to withdraw the Registration Statement so that the Company can refile a new Registration Statement which will contain year end audited financial statements for the calendar year ending December 31, 2001.

    The Company prefers to register its shares of common stock under the Exchange Act using the year end audited financial statement (i.e., December 31, 2001) and related disclosures for a clearer understanding of the Company's performance and financial condition based on a full year in contrast to providing financial statements for three quarters of the year (i.e., the third quarter ended September 30, 2001) which it otherwise would have been required to include as part of the current Registration Statement.

    Based on this preference, the Company wishes to preserve its flexibility in including the year end financials by terminating the current registration and filing a new registration statement at some time next year after the audited financial statements for the year ended December 31, 2001 have been prepared and completed.

    Thank you for your prompt attention and consideration of this request in issuing an order prior to the automatic effectiveness of the Registration Statement which will otherwise occur on Sunday December 23, 2001.

Sincerely,
/s/ Stuart Doshi Stuart Doshi, President